UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2007
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F      X            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):     X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                            No     X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2007
1. OPERATING RESULTS
2. GROUP STRUCTURE
3. MANAGEMENT POLICIES
4. CONSOLIDATED FINANCIAL STATEMENT
5. SUPPORT DOCUMENTATION (CONSOLIDATION)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: April 27, 2007

Makita Corporation

Consolidated Financial Results
for the year ended March 31, 2007
(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”
originally issued in Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE YEAR ENDED MARCH 31, 2007
April 27, 2007
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.)
1. Results of the year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(1) CONSOLIDATED FINANCIAL RESULTS
	Yen (million)
	For the year ended			For the year ended
	March 31, 2006			March 31, 2007
			%			%
Net sales	229,075		17.6	279,933		22.2
Operating income	45,778		45.8	48,176		5.2
Income before income taxes	49,143		50.7	49,323		0.4
Net income	40,411		82.6	36,971		(8.5)
	Yen

Net income per share:
Basic		281.15			257.27
Diluted		281.15			257.27
Ratio of net income to shareholders’ equity		16.6%			13.0%
Ratio of income before income taxes to total assets		16.0%			14.2%
Ratio of operating income to net sales		20.0%			17.2%

Notes:	1.	Equity in net earnings of affiliated companies (including non-consolidated subsidiaries): None
	2.	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the previous year.

(2) CONSOLIDATED FINANCIAL POSITION
	Yen (million)
	As of	As of
	March 31, 2006	March 31, 2007
Total assets	326,038	368,494
Shareholders’ equity	266,584	302,675
Shareholders’ equity ratio to total assets (%)	81.8%	82.1%
	Yen
Shareholders’ equity per share	1,854.99	2,106.28

(3) CONSOLIDATED CASH FLOWS
	Yen (million)
	For the year ended	For the year ended
	March 31, 2006	March 31, 2007
Net cash provided by operating activities	25,067	32,360
Net cash provided by (used in) investing activities	7,655	(27,276)
Net cash used in financing activities	(19,548)	(8,307)
Cash and cash equivalents, end of year	39,054	37,128

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Cash dividend
	Yen
			For the year
	For the year	For the year	ending March
	ended March 31, 2006	ended March 31, 2007	31, 2008 (Forecast)
Cash dividend per share:
Interim	19.00	19.00	25.00
Year-end	38.00	55.00	—
Total	57.00	74.00	—

	Yen (million)
Total cash dividend	8,192	10,634	—
Dividend payout ratio (%)	20.3%	28.8%	—
Dividend rate for shareholders’ equity (%)	3.4%	3.7%	—

3. Consolidated forecast for the year ending March 31, 2008 (From April 1, 2007 to March 31, 2008)
	Yen (million)
	For the six months ending		For the year ending
	September 30, 2007		March 31, 2008
		%		%
Net sales	147,000	11.5	295,000	5.4
Operating income	26,700	24.8	53,300	10.6
Income before income taxes	27,000	23.9	53,900	9.3
Net income	18,500	20.2	37,000	0.1

	Yen

Net income per share		128.74		257.48

4. Other
(1)	Change of the important subsidiary during the term (change of a specific subsidiary accompanied by change in scope of consolidation): None

(2)	Change of the principle, procedure and representation of the accounting policies concerning consolidated financial statement creation (Change indicated to “CHANGE OF SIGNIFICANT ACCOUNTING POLICIES”): Change accompanying revision of accounting standards
Note: For details, please see page 17 “CHANGE OF SIGNIFICANT ACCOUNTING POLICIES.”

(3)	Number of shares outstanding (common stock)

1.	Number of shares issued (including treasury stock):	As of March 31, 2007: 144,008,760
As of March 31, 2006: 144,008,760
2.	Number of treasury stock:	As of March 31, 2007: 307,481
As of March 31, 2006: 296,994
3.	Average number of shares outstanding:	As of March 31, 2007: 143,706,789
As of March 31, 2006: 143,736,927

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

1. OPERATING RESULTS
1.	Operating results

(1)	Outline of operations and business results for the year ended March 31, 2007

When we review the economic conditions that prevailed abroad during the term, we see that in addition to the high growth achieved in the Eastern Europe and Russian economies, both investment in plant and equipment, and consumer spending were brisk in Western Europe, and yet business conditions extended their recovery trend. While there were signs of weakening in the U.S. housing market, the decline in the price of oil from earlier highs supported consumer spending and other aspects of domestic demand. Further, business conditions in Asia tended to be favorable, led by China’s economic performance. Meanwhile in Japan, investment in plants and equipment rose, and the job market improved, on the strength of improved corporate earnings, and overall conditions exhibited moderate growth.

Under these conditions, Makita focused its product development efforts on meeting marketplace needs, creating new lithium ion battery products, and expanding our lineup of high-pressure pneumatic tools. In the production area, we expanded capacity in China by constructing another factory building, and started the production in April 2007 at the factory we have built in Romania, whereby we can reduce our exposure to foreign exchange risks and the danger of concentrating too much production in China, while establishing a stable supply capacity for the growing European market. On the sales side, we built a base for operations in Estonia where the market is growing, and made other efforts to further strengthen our global sales and after-service capabilities.

Looking at consolidated results for the term, net sales rose 22.2% over the previous term to 279,933 million yen, our third consecutive term of record-high results. With a contribution from the robust performance of new products and the acquisition of business rights for pneumatic tools in January of last year, domestic sales rose 12.6% to 46,860 million yen compared with the previous term. In comparison, overseas sales benefited from the introduction of new products that better met market requirements, more vigorous sales efforts, and sales growth of expanding markets in Eastern Europe and Russia where there was the effects of the warm winter, as well as a tendency for the yen to remain weak in the foreign exchange market, rising 24.3% to 233,073 million yen. As a result, overseas sales accounted for 83.3% of consolidated net sales for the term.

Examining overseas sales by individual region, sales in Europe expanded 37.0%, to 124,020 million yen, while sales in North America were up 8.0%, to 51,472 million yen. Sales in Asia rose 14.6%, to 19,469 million yen, and sales in other regions increased 18.0%, to 38,112 million yen.

With regard to earnings, in spite of the improvement in productivity resulting from the rise of a capacity utilization rate, by the adverse factors such as the rise of a material price and the increased manufacturing cost of overseas plants due to the depreciation of the yen, operating income were up 5.2% from the previous term, to 48,176 million yen (ratio of operating income to net sales; 17.2%) while income before income taxes were higher by 0.4% at 49,323 million yen (ratio of income before income taxes to net sales; 17.6%), and net income for the term amounted to 36,971 million yen (ratio of net income to net sales; 13.2%), down 8.5% from the previous term. At the end of the term, following our determination that the outlook for profitability at our United States subsidiary was stabilized and secure, we recorded deferred income tax assets as a special factor, which we had not recognized in the previous years. This resulted in an increase of approximately 1.7 billion yen in net income for the term. Meanwhile, there was a special factor in the previous term, which is mainly a gain from the sale of the Company’s golf course management subsidiary following the completion of the civil rehabilitation proceedings. This resulted in an increase of approximately 8.5 billion yen in operating income and 13.4 billion yen in net income for the previous term.

On March 20, 2007, we announced a tender offer for shares of Fuji Robin Industries Ltd. for the purpose of making Fuji Robin a wholly-owned subsidiary of Makita. The offered price was 260 yen per share, and the offer was declared open until May 7. Our intention in doing this was to move forward as a comprehensive supplier of professional tools, by strengthening our position in gardening tools including engine type. Both Fuji Robin Industries Ltd. and its parent, Fuji Heavy Industries Co., Ltd., have expressed approval of our offer.

In December 1991 we signed a business agreement and arranged a capital affiliation with Fuji Robin Industries Ltd. in connection with the area of small-sized engine business, and acquired 10% of the shares outstanding at the time. Our motivation in making the tender offer is to bring the synergy effects of our affiliation, which had been by definition limited, to a higher level by exploiting the combination of Fuji Robin’s high level of technological expertise in the field of small gasoline engines, and our own marketing-oriented product development capability and global sales and after-service network. Makita believes that the tender offer will contribute to heightening its long-term corporate value.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(2)	Outlook for the year ending March 31, 2008
     We anticipate a continued adjustment in the housing market in the United States, and some slowing of the economy there, and believe that the environment for businesses remains opaque, largely owing to the vagaries of the market price for crude oil and for industrial raw materials, as well as the possibility of exchange rate shifts.
     Given this outlook, Makita intends to further improve its business performance by increasing market share, starting with the professional-use power tools market and including the pneumatic tools and garden tools markets. We will further improve our global sales and service arrangements as well as continue the development of high value-added products.
     In forecasting performance for the year ending March 31, 2008, we have assumed the following:
•	Competition between companies in the European market will increase even though the market environment will continue to be steady.

•	There will be a slowdown in demand in the Eastern Europe and Russian markets in reaction to stronger growth resulting from the warm winter a year earlier.

•	In the United States, competition will be heightened between mass-market retailers, which have increased their share of sales.

•	Competition will intensify primarily in the Asian markets since Chinese power tool manufacturers will work to expand their positions.

•	In emerging markets such as those of Latin America, demand will grow.

•	In industrially advanced nations, demand is expected to be firm for high value-added products.
     Based on these and other factors, Makita has prepared the following performance forecast.

Forecast for the Year Ending March 31, 2008
	Yen (million)
	For the six months ending	For the year ending
	September 30, 2007	March 31, 2008
Consolidated Basis:
Net sales	147,000	295,000
Operating income	26,700	53,300
Income before income taxes	27,000	53,900
Net income	18,500	37,000

Non-consolidated Basis:
Net sales	61,500	121,000
Operating income	10,000	18,800
Ordinary profit	16,000	27,700
Net income	11,400	19,100

Assumption
1.	The above forecast is based on the assumption of exchange rates of 117 yen to US$1 and 155 yen to 1 Euro.

2.	As the tender offer was declared open until May 7, the above forecast does not consider the effect when Fuji Robin Industries Ltd. becomes a consolidated subsidiary of Makita.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Cash flows and financial ratios
     Total cash and cash equivalents (cash) at the end of year totaled 37,128 million yen, down 1,926 million yen from the end of the previous year.
     (Net Cash Provided by Operating Activities)
     As mentioned in the “Outline of operations and business results for the year ended March 31, 2007” section above, strong performance resulted in net cash from operating activities amounting to 32,360 million yen.
     (Net Cash Used in Investing Activities)
     Net cash used in investing activities amounted to 27,276 million yen. This reflected mainly capital expenditures for the construction of facilities at Head office, Okazaki plant and Romania factory, machinery and equipment for China factory, and metal molds for new products as well as purchase of securities.
     (Net Cash Used in Financing Activities)
     Net cash used in financing activities amounted to 8,307million yen, reflecting the payment of cash dividends and other factors.

Financial ratios
	As of (year ended) March 31,
	2003	2004	2005	2006	2007
Operating income to net sales ratio	7.1%	8.0%	16.1%	20.0%	17.2%
Equity ratio	65.5%	69.5%	75.8%	81.8%	82.1%
Equity ratio based on a current market price	43.5%	69.3%	97.1%	160.0%	170.4%
Debt redemption (years)	0.8	0.7	0.5	0.1	0.1
Interest coverage ratio (times)	40.4	47.8	28.4	54.7	102.4

     Definitions
Operating income to net sales ratio: operating income/net sales
Equity ratio: shareholders’ equity/total assets
Equity ratio based on a current market price: total current market value of outstanding shares/total assets
Debt redemption: interest-bearing debt/net cash inflow from operating activities
Interest coverage ratio: net cash inflow from operating activities/interest expense
     Notes
1.	All figures are calculated based on a consolidated basis.

2.	The total current market value of outstanding shares is calculated by multiplying the closing market price at the period end by the number of outstanding shares (after deducting the number of treasury stock.)

3.	Interest-bearing debt includes all consolidated balance-sheet debt on which interest payments are made.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

3. Basic policy regarding profit distribution and cash dividend for the fiscal 2007 and 2008
     Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices.
     Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

Our forecasts for dividends are as follows:
	For the year ended	For the year ending
	March 31, 2007	March 31, 2008
	(Results and Forecast)	(Forecast)
Cash dividend per share:
Interim	19 yen	25 yen
Year-end	55 yen	(Note 1)
Total	74 yen (Note 2)	(Note 1)

     Notes:
1.	The Board of Directors plans to meet in April 2008 for a report on earnings for the year ending March 31, 2008. At such time, in accordance with the Basic Policy Regarding Profit Distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2008. However, if special factors arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments.

2.	At the end of the term, we recorded deferred income tax assets as a special factor, which we had not recognized in the previous years at our United States subsidiary. This resulted in an increase of approximately 1.7 billion yen in net income for the term. In the case of dividend calculation, this amount is deducted as a special factor.

3.	The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income per share (after adjustments for special factors) and 100 is multiplied.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

4. Risk factors
     Among the various risk factors that may have an effect on the management performance and financial position of Makita, those that are believed likely to have a material impact on investor judgment are described below.
     Note that items referring to the future reflect Makita’s forecasts and assumptions as of March 31, 2007.
(1)	Makita’s sales are affected by the levels of construction activities and capital investments in its markets.
The demand for power tools, Makita’s main products, is affected to a large extent by the levels of construction activities and capital investments in the relevant regions. Generally speaking, the levels of construction activities and capital investment depend largely on the economic conditions in the market. As a result, when economic conditions weaken in the principal markets for Makita’s activities, including Japan, North America, Europe, and Asia, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.

(2)	Geographic concentration of Makita’s main facilities may have adverse effects on Makita’s business activities.
Makita’s principal management functions, including its headquarters, and the companies on which it relies for supplying major parts are located in Aichi Prefecture (“Aichi”), Japan. Makita’s manufacturing facilities in Aichi and Kunshan, Jiangsu Province, China, collectively account for approximately 80% of Makita’s total production volume on a consolidated basis during the year under review. Due to this geographic concentration of Makita’s major functions, including plants and other operations in Japan and China, Makita’s performance may be significantly affected by major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies. In addition, Makita’s facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, currency appreciation, labor disputes, emerging infectious diseases, power outages resulting from inadequacies in infrastructure, and other factors. In the event that such developments cannot be foreseen or measures taken to alleviate their damaging impact are inadequate, Makita’s consolidated financial condition and results of operations may be adversely affected.

(3)	Makita’s overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita’s business activities.
Makita derives a majority of its sales in markets located outside of Japan, including North America, Europe, Asia, Oceania, the Middle East, Central and South America, and emerging markets such as Russia and Eastern Europe. During the year under review, approximately 83% of Makita’s consolidated net sales were derived from products sold overseas. The high percentage of overseas sales gives rise to a number of risks. If such risks occur, they may have a material adverse impact on Makita’s consolidated financial condition and results of operations. Such risks include the following:
1.	Unexpected changes in laws and regulations;

2.	Disadvantageous political and economic factors;

3.	The outflow of technical know-how and knowledge due to personnel turnover enabling Makita’s competitors to strengthen their position;

4.	Potentially unfavorable tax systems; and

5.	Terrorism, war, and other factors that lead to social turbulence.
(4)	Environmental or other government regulations may have a material adverse impact on Makita’s business activities.
Makita maintains strict compliance with environmental, commercial, export and import, tax, safety and other regulations that are applicable to its activities in all the countries in which Makita operates. If Makita is unable to continue its compliance with existing regulations or is unable to comply with any new or amended regulations, it may be subject to fines and other penalties and its activities may be significantly restricted. The costs related to compliance with any new or amended regulations may also result in significant increases in overall costs.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(5)	Currency exchange rate fluctuations may adversely affect Makita’s financial results.
The functional currency for all of Makita’s significant foreign operations is the local currency. The results of transactions denominated in local currencies of Makita’s subsidiaries around the world are translated into yen using the average market conversion rate during each financial period. Assets and liabilities denominated in local currencies are converted into yen at the rate prevailing at the end of each financial period. As a result, Makita’s operating results, assets, liabilities and shareholders’ equity are affected by fluctuation in values of the Japanese yen against these local currencies.
In an effort to minimize the impact of short-term exchange rate fluctuations between major currencies, mainly the U.S. dollar, the euro, and the yen, Makita engages in hedging transactions. However, medium-to-long-term fluctuations of exchange rates may make it difficult for Makita to execute procurement, production, logistics, and sales activities as planned and may have an adverse impact on Makita’s consolidated financial condition and results of operations.

(6)	Fluctuations in stock market prices may adversely affect Makita’s financial statements.
Makita holds certain Japanese equities and equity-linked financial products and records these securities as marketable securities on its consolidated financial statements. The values of these investments are influenced by fluctuations in the quoted market prices. A significant depreciation in the value of these securities will have an adverse impact on Makita’s consolidated financial condition and results of operations.

(7)	If Makita cannot respond to changes in construction method and trends in demand, Makita’s sales may be materially and adversely affected.
In recent years, market trends in demand for various power tools have been changing significantly due to the adoption of new construction methods, especially in Japan. For example, as prefabricated housing construction becomes more common, the use of cutting tools at construction sites has been decreasing substantially, while demand for fastening tools has increased. If Makita does not or is unable to respond to these rapid shifts in demand for various power tools, Makita’s sales may decline and this may have an adverse effect on Makita’s consolidated financial condition and results of operations.

(8)	The rapidly growing presence of China-based power tool manufacturers may adversely affect Makita’s sales results.
In recent years, power tool companies in China have expanded their presence in the world market. In particular, in certain markets in Asia where purchasing power is relatively low, competition with power tools made by Chinese power tools manufacturer has intensified, with respect to lower end products. As the technology of Chinese power tool manufacturers improves, competition in the markets for high-end products for professional use may also intensify. As a result, Makita’s market share, consolidated financial condition and results of operations may be adversely affected.

(9)	If Makita is not able to develop attractive products, Makita’s sales activities may be adversely affected.
Makita’s principal competitive strengths are its diverse range of high-quality, high-performance power tools for professional use, and the good reputation of the MAKITA brand, both of which depend in part on Makita’s ability to continue to develop attractive and innovative products that are well received by the market. There is no assurance that Makita will be able to continue to develop such products. If Makita is no longer capable of quickly developing new products that meet the changing needs of the market for high-end, professional users, it may have an adverse impact on Makita’s consolidated financial condition and results of operations.

(10)	If Makita fails to maintain cooperative relationships with significant customers, Makita’s sales may be seriously affected.
Makita has a number of significant customers. If Makita loses these customers and is unable to develop new sales channels to take their place, sales may decline and have an adverse impact on Makita’s business performance and financial position. In addition, if major customers of Makita select power tools and other items made in China and sell them under their own brand for professional use, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(11)	If any of Makita’s suppliers fail to deliver materials or parts required for production as scheduled, Makita’s production activities may be adversely affected.
Makita’s production activities are greatly dependent on the on-schedule delivery of materials and parts from its suppliers. Purchases of production-use materials from Chinese manufacturers have increased in recent years. When launching new products, sales commencement dates can slip if Chinese manufacturing technology does not satisfy our demands, or if it takes an inordinate amount of time in order to satisfy our demands. There is a concern that this can result in lost sales opportunities. Makita purchases some of its component parts from sole suppliers. There is no assurance that Makita will be able to find alternate suppliers that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. In the event that any of these suppliers cannot deliver the required quality and quantity of parts on schedule, this will have an adverse effect on Makita’s production schedules and cause a delay in Makita’s own product deliveries. This may cause Makita to lose some customers or require Makita to purchase replacement materials or parts from alternate sources at a higher price. Any of these occurrences may have a detrimental effect on Makita’s consolidated financial condition and results of operations.

(12)	When the procurement of raw materials used by Makita becomes difficult or prices of these raw materials rise sharply, this may have an adverse impact on performance.
In manufacturing power tools, Makita purchases raw materials and components, including silicon steel plates, aluminum, steel products, copper wire, and electronic parts. When sufficient amounts of these materials and parts are not available for purchase, this may have an impact on Makita’s production schedules. In addition, the rise in crude oil prices in recent years has been a factor leading to increases in the prices of production materials. When these price increases are greater than Makita can absorb by increasing productivity or through other internal efforts and the prices of final products cannot be raised sufficiently, such circumstances may have a detrimental effect on the performance and financial position of Makita.

(13)	Product liability litigation or recalls may harm Makita’s financial statements and reputation.
Makita manufactures a wide range of power tools at factories worldwide according to ISO internationally accepted quality control standards. However, Makita cannot be certain that all of its products will be free of defects nor that it will be subject to product recalls in the future. A large-scale recall or a substantial product liability suit brought against Makita may result in severe damage to Makita’s brand image and reputation. In addition, a major product recall or product liability lawsuit is likely to be very costly and would require a significant amount of management time and attention. Any of these occurrences may have a major adverse impact on Makita’s consolidated financial condition and results of operations.

(14)	Investor confidence and the value of Makita’s ADRs and ordinary shares may be adversely impacted if Makita’s management concludes that Makita’s internal controls over financial reporting are not effective as of March 31, 2007, or if Makita’s independent registered public accounting firm is unable to attest to management’s assessment, or to provide unqualified opinion on the effectiveness of Makita’s internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.
From the current fiscal year, when Makita files Form 20-F with the Securities and Exchange Commission (SEC), Section 404 of the United States’ Sarbanes-Oxley Act of 2002 requires the inclusion of an assessment by management of the effectiveness of Makita’s internal control over financial reporting. In addition, Makita’s independent registered public accounting firm may be unable to attest to Makita’s management’s assessment or may issue a report that concludes that Makita’s internal controls over financial reporting are not effective. Makita’s failure to achieve and maintain effective internal controls over financial reporting, or Makita’s independent registered public accounting firm’s inability to attest to Makita’s management’s assessment, or the issuance of a report that concludes that Makita’s internal controls over financial reporting are not effective, could result in the loss of investor confidence in the reliability of Makita’s financial reporting process, which in turn could harm Makita’s business and ultimately could negatively impact the market price of Makita’s ADRs and ordinary shares.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. GROUP STRUCTURE
     Makita Corporation (the “Company”) and its consolidated subsidiaries (collectively “Makita”) mainly manufactures and sells portable electric power tools. Makita is comprised 46 companies (the Company and 45 consolidated subsidiaries).
     Group Structure of Makita is outlined as follows:

Outside Customers
Overseas sales subsidiaries: 33
Makita U.S.A. Inc.
Makita (U.K.) Ltd.
Makita France SAS
Makita Benelux B.V. (The Netherlands)
S.A. Makita N.V. (Belgium)
Makita S.p.A. (Italy)
Makita Werkzeug GmbH (Germany)
Makita Werkzeug Gesellschaft m.b.H. (Austria)
Makita Sp. z o.o. (Poland)
Makita, S.A. (Spain)
Makita Oy (Finland)
Makita (Australia) Pty. Ltd.
Makita Gulf FZE (U.A.E.)
Other overseas sales subsidiaries: 20
Domestic
Makita Corporation
Manufacturing subsidiary
Makita Ichinomiya Corporation
(Manufacture of woodworking machines)
Dissolution: December 2007 (Scheduled)
Other subsidiaries: 1
Overseas sales and manufacturing subsidiaries: 4
Makita Canada Inc.
Dolmar GmbH (Germany)
(Manufacture and sales of garden tools)
Makita (China) Co., Ltd.
Makita do Brasil Ferramentas Eletricas Ltda.
Overseas manufacturing subsidiaries: 4
Makita Corporation of America
Makita Manufacturing Europe Ltd. (U.K.)
Makita (Kunshan) Co., Ltd. (China)
Makita EU S.R.L. (Romania)
Commencement of production: April 2007
Other overseas subsidiaries: 2
Makita International Europe Ltd. (U.K.)
(Coordination of our overall operations in Europe)
Euro Makita Corporation B.V. (The Netherlands)
(Financing subsidiary in Europe)
Under liquidation proceedings
Supply finished goods
Supply parts

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

3. MANAGEMENT POLICIES
1.	Basic Policies

Makita has set itself the goal of consolidating a strong position in the global power tool industry as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. In order to achieve this, Makita has established strategic business approaches and quality policies such as “A management approach in symbiosis with society” “Managing to take good care of our customers,” “Proactive, sound management” and “Emphasis on trustworthy and reliable corporate culture as well as management to draw out the capabilities of each employee.” Makita aims to generate solid profitability so that it can promote its sustained corporate development and meet the needs of its shareholders, customers, and employees as well as regional societies where Makita operates.

2.	Target Management Indicators

Makita believes that attaining sustained growth and maintaining high profitability are the ways to increase corporate value. Makita’s specific numerical target is to maintain a stable ratio of operating income to net sales on a consolidated basis of 10% or more.

3.	Medium-to-Long-Term Management Strategy

Makita aims to build a strong brand equity that is unrivaled in the industry and to become what it refers to as a “Strong Company.” In other words, to become a company that can obtain and maintain worldwide market leadership as a global total supplier of tools such as power tools for professional use, gardening tools, and air tools. This is to be accomplished through the ability to develop new products that satisfy the professional user, a global production structure that achieves both high quality and cost competitiveness, as well as a sales and after-sales service structure that leads the industry both in the domestic and overseas markets.

In order to carry out this management strategy, Makita is focusing its management resources on the professional-use tool category, while maintaining its strong financial condition that can withstand any unpredictable changes in the operational environment including those related to foreign exchange risk and country risk.

4.	Issues to Be Addressed

Makita will be striving to further improve its results by aggressively addressing such tasks as the continuous introduction of new products that will lead the industry, further improvement in the productivity of its Chinese factories, expansion of production in the Romanian factory, which is Makita’s new production base, improvement in brand equity in the U.S., enhancement of the air tool category, and the gardening tool category containing an engine type.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

4. CONSOLIDATED FINANCIAL STATEMENT
1. CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of March	As of March	Increase
	31, 2006	31, 2007	(Decrease)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	39,054	37,128	(1,926)
Time deposits	1,845	6,866	5,021
Marketable securities	47,773	58,217	10,444
Trade receivables-
Notes	1,936	3,125	1,189
Accounts	46,074	54,189	8,115
Less- Allowance for doubtful receivables	(1,016)	(869)	147
Inventories	79,821	92,800	12,979
Deferred income taxes	3,661	5,080	1,419
Prepaid expenses and other current assets	8,621	9,963	1,342

Total current assets	227,769	266,499	38,730

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	17,737	16,732	(1,005)
Buildings and improvements	55,470	57,242	1,772
Machinery and equipment	74,501	74,087	(414)
Construction in progress	2,340	5,576	3,236

	150,048	153,637	3,589
Less- Accumulated depreciation	(90,845)	(90,257)	588

	59,203	63,380	4,177

INVESTMENTS AND OTHER ASSETS:
Investment securities	30,439	27,279	(3,160)
Deferred income taxes	698	1,367	669
Other assets	7,929	9,969	2,040

	39,066	38,615	(451)

	326,038	368,494	42,456

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

	Yen (millions)
	As of	As of	Increase
	March 31, 2006	March 31, 2007	(Decrease)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	1,728	1,892	164
Trade notes and accounts payable	13,908	16,025	2,117
Accrued payroll	8,224	8,571	347
Accrued expenses and other	15,224	17,353	2,129
Income taxes payable	6,701	10,447	3,746
Deferred income taxes	176	28	(148)

Total current liabilities	45,961	54,316	8,355

LONG-TERM LIABILITIES:
Long-term indebtedness	104	53	(51)
Accrued retirement and termination allowances	2,901	3,227	326
Deferred income taxes	7,923	4,976	(2,947)
Other liabilities	930	1,112	182

	11,858	9,368	(2,490)

MINORITY INTERESTS	1,635	2,135	500

SHAREHOLDERS’ EQUITY:
Common stock	23,805	23,805	—
Additional paid-in capital	45,437	45,437	—
Legal reserve and retained earnings	192,255	221,034	28,779
Accumulated other comprehensive income	5,345	12,697	7,352
Treasury stock, at cost	(258)	(298)	(40)

	266,584	302,675	36,091

	326,038	368,494	42,456

Note: Accumulated other comprehensive income as of March 31, 2006 and 2007 was as follows:

	Yen (millions)
	As of	As of
	March 31, 2006	March 31, 2007
Foreign currency translation adjustments	(6,043)	2,764
Net unrealized holding gains on available-for-sale securities	11,665	10,280
Minimum pension liability adjustment	(277)	—
Pension liability adjustment	—	(347)

Total accumulated other comprehensive income	5,345	12,697

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the year ended		For the year ended		Increase
	March 31, 2006		March 31, 2007		(Decrease)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	229,075	100.0	279,933	100.0	50,858	22.2
Cost of sales	132,897	58.0	163,909	58.6	31,012	23.3

GROSS PROFIT	96,178	42.0	116,024	41.4	19,846	20.6
Selling, general, administrative and
other expenses	50,400	22.0	67,848	24.2	17,448	34.6

OPERATING INCOME	45,778	20.0	48,176	17.2	2,398	5.2

OTHER INCOME (EXPENSES) :
Interest and dividend income	1,301	0.6	1,364	0.5	63	4.8
Interest expense	(364)	(0.2)	(316)	(0.1)	48	—
Exchange losses on foreign
currency transactions, net	(258)	(0.1)	(418)	(0.2)	(160)	—
Realized gains on securities, net	2,918	1.3	918	0.3	(2,000)	(68.5)
Other, net	(232)	(0.1)	(401)	(0.1)	(169)	—

Total	3,365	1.5	1,147	0.4	(2,218)	(65.9)

INCOME BEFORE INCOME TAXES	49,143	21.5	49,323	17.6	180	0.4

PROVISION FOR INCOME TAXES:
Current	9,365	4.1	16,486	5.9	7,121	76.0
Deferred	(633)	(0.2)	(4,134)	(1.5)	(3,501)	—

Total	8,732	3.9	12,352	4.4	3,620	41.5

NET INCOME	40,411	17.6	36,971	13.2	(3,440)	(8.5)

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

3. CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen (millions)
	For the year ended	For the year ended
	March 31, 2006	March 31, 2007
COMMON STOCK:
Beginning balance	23,805	23,805

Ending balance	23,805	23,805

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	45,430	45,437
Gain on sales of treasury stock	7	—

Ending balance	45,437	45,437

LEGAL RESERVE AND RETAINED EARNINGS:
Beginning balance	163,171	192,255
Cash dividends	(7,907)	(8,192)
Retirement of treasury stock	(3,420)	—
Net income	40,411	36,971

Ending balance	192,255	221,034

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	(9,249)	5,345
Other comprehensive income for the year	14,594	7,352

Ending balance	5,345	12,697

TREASURY STOCK, at cost:
Beginning balance	(3,517)	(258)
Purchases	(164)	(40)
Retirements and sales	3,423	—

Ending balance	(258)	(298)

TOTAL SHAREHOLDERS’ EQUITY	266,584	302,675

DISCLOSURE OF COMPREHENSIVE INCOME:
Net income for the year	40,411	36,971
Other comprehensive income for the year, net of tax	14,594	7,352

Total comprehensive income for the year	55,005	44,323

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

4. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the year ended	For the year ended
	March 31, 2006	March 31, 2007

Net cash provided by operating activities	25,067	32,360
Net cash provided (used in) by investing activities	7,655	(27,276)
Net cash used in financing activities	(19,548)	(8,307)
Effect of exchange rate changes on cash and cash equivalents	496	1,297

Net change in cash and cash equivalents	13,670	(1,926)
Cash and cash equivalents, beginning of year	25,384	39,054

Cash and cash equivalents, end of year	39,054	37,128

5. SIGNIFICANT ACCOUNTING POLICIES
(1)	Scope of consolidation

Consolidated subsidiaries: 45 consolidated subsidiaries

Major subsidiaries are as follows:
Makita U.S.A. Inc., Makita Corporation of America, Makita (U.K.) Ltd.,

Makita Manufacturing Europe Ltd. (U.K.), Makita Werkzeug GmbH (Germany),

Dolmar GmbH (Germany), Makita S.p.A. (Italy), Makita Oy (Finland), Makita (China) Co., Ltd.,

Makita (Kunshan) Co., Ltd. (China)
(2)	Consolidated Accounting Policies (Summary)

Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.
1.	Marketable and Investment Securities

Makita accounts for marketable and investment securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which requires all investments in debt and marketable equity securities to be classified as either trading, available-for-sale securities or held-to-maturity securities.

2.	Allowance for Doubtful Receivables

Allowance for doubtful receivables represents the Makita’s best estimate of the amount of probable credit losses in its existing receivables. The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance.

3.	Inventories

Inventory costs include raw materials, labor and manufacturing overheads. Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method.

4.	Property, Plant and Equipment and Depreciation

For the Company, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

5.	Goodwill and Other Intangible Assets

Makita follows the provisions of SFAS No. 141 and SFAS No. 142. SFAS No. 141, “Business Combinations” requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142, “Goodwill and Other Intangible Assets” eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

6.	Income Taxes

Makita accounts for income taxes in accordance with the provision of SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach for financial accounting and reporting for income taxes.
The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

7.	Pension Plans

Makita accounts for pension plans in accordance with the provisions of SFAS No. 158, “ Employers’ Accounting For Defined Benefit Pension and Other Postretirement Plans.”

8.	Impairment of Long-Lived Assets

Makita accounts for impairment of long lived assets with finite useful lives in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.”

9.	Derivative Financial Instruments

Makita conforms to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended.

10.	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

11.	Revenue Recognition

Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. Makita believes the foregoing conditions are satisfied upon shipment or delivery of the product depending on the terms of the sales arrangement.
6. CHANGE OF SIGNIFICANT ACCOUNTING POLICIES
     Makita has applied the provisions of SFAS No. 158 on March 31, 2007. As a result, Makita has recognized the difference of the fair value of pension benefit obligation and plan assets on the consolidated balance sheet. Makita has appropriated for after-tax accumulated other comprehensive income (loss) amounts representing unrecognized actuarial loss, unrecognized prior service cost and unrecognized net transition obligation.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

7. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Operating segment information

For the year ended March 31, 2006
	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	53,788	91,249	47,979	8,645	27,414	229,075	—	229,075
(2) Intersegment	57,826	6,306	4,321	43,979	181	112,613	(112,613)	—

Total	111,614	97,555	52,300	52,624	27,595	341,688	(112,613)	229,075

Operating expenses	87,468	85,505	50,437	46,162	25,048	294,620	(111,323)	183,297
Operating income	24,146	12,050	1,863	6,462	2,547	47,068	(1,290)	45,778

For the year ended March 31, 2007
	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	61,776	124,924	51,432	9,698	32,103	279,933	—	279,933
(2) Intersegment	64,040	5,709	5,297	67,021	149	142,216	(142,216)	—

Total	125,816	130,633	56,729	76,719	32,252	422,149	(142,216)	279,933

Operating expenses	108,403	112,577	54,217	66,815	28,786	370,798	(139,041)	231,757
Operating income	17,413	18,056	2,512	9,904	3,466	51,351	(3,175)	48,176

Note: Segment information is determined by the location of the Company and its relevant subsidiaries.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

Marketable securities and investment securities

1. Available-for-sale securities
As of March 31, 2006
	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Equity securities	1,496	2,093	—	3,589	3,589
Debt securities	4,377	77	78	4,376	4,376
Funds in trusts and investments in trusts	36,874	1,691	57	38,508	38,508

	42,747	3,861	135	46,473	46,473

Investment securities:
Equity securities	10,906	16,466	—	27,372	27,372
Debt securities	42	—	—	42	42
Investments in trusts	666	109	—	775	775

	11,614	16,575	—	28,189	28,189

As of March 31, 2007
	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Equity securities	1,481	1,914	—	3,395	3,395
Debt securities	6,438	10	1	6,447	6,447
Funds in trusts and investments in trusts	45,115	2,025	64	47,076	47,076

	53,034	3,949	65	56,918	56,918

Investment securities:
Equity securities	11,113	13,856	12	24,957	24,957
Debt securities	—	—	—	—	—
Investments in trusts	720	264	12	972	972

	11,833	14,120	24	25,929	25,929

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Held-to-maturity securities
As of March 31, 2006
	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Debt securities	1,300	—	—	1,300	1,300

Investment securities:
Debt securities	2,250	—	125	2,125	2,250

As of March 31, 2007
	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Debt securities	1,299	—	1	1,298	1,299

Investment securities:
Debt securities	1,350	—	107	1,243	1,350

Net sales by product categories

	Yen (millions)
	For the year ended		For the year ended		Increase
	March 31, 2006		March 31, 2007		(Decrease)
	(Amount)	(%)	(Amount)	(%)	(%)

Finished goods	194,810	85.0	239,017	85.4	22.7
Parts, repairs and accessories	34,265	15.0	40,916	14.6	19.4

Total net sales	229,075	100.0	279,933	100.0	22.2

Overseas sales by product categories

	Yen (millions)
	For the year ended		For the year ended		Increase
	March 31, 2006		March 31, 2007		(Decrease)
	(Amount)	(%)	(Amount)	(%)	(%)

Finished goods	162,881	86.9	204,670	87.8	25.7
Parts, repairs and accessories	24,594	13.1	28,403	12.2	15.5

Total overseas sales	187,475	100.0	233,073	100.0	24.3

Earnings per share

	Yen
	As of	As of
	March 31, 2006	March 31, 2007
Shareholders’ equity per share	1,854.99	2,106.28

	Yen
	For the year ended	For the year ended
	March 31, 2006	March 31, 2007
Net income per share:
Basic	281.15	257.27
Diluted	281.15	257.27

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

5. SUPPORT DOCUMENTATION (CONSOLIDATION)

1. Consolidated results and forecast
	Yen (millions)
	For the year ended			For the year ended				For the year ended
	March 31, 2005			March 31, 2006				March 31, 2007
	(Results)			(Results)				(Results)
	(Amount)		(%)	(Amount)			(%)	(Amount)			(%)
Net sales	194,737		5.8		229,075		17.6		279,933		22.2
Domestic	39,379		0.6		41,600		5.6		46,860		12.6
Overseas	155,358		7.2		187,475		20.7		233,073		24.3
Operating income	31,398		113.6		45,778		45.8		48,176		5.2
Income before income taxes	32,618		101.7		49,143		50.7		49,323		0.4
Net income	22,136		187.8	(Note 2)	40,411		82.6	(Note 2)	36,971		(8.5)
Net income per share (Yen)		153.89		(Note 2)		281.15		(Note 2)		257.27
Cash dividend per share (Yen)		47.00		(Note 2)		57.0		(Note 2)		74.00
Dividend payout ratio (%)		30.5		(Note 2)		20.3		(Note 2)		28.8
Employees		8,560				8,629				9,062

				Yen (millions)
				For the six months
				September ending				For the year ending
				30, 2007				March 31, 2008
				(Forecast)				(Forecast)
				(Amount)			(%)	(Amount)			(%)
Net sales					147,000		11.5		295,000		5.4
Domestic					23,200		1.2		47,400		1.2
Overseas					123,800		13.6		247,600		6.2
Operating income					26,700		24.8		53,300		10.6
Income before income taxes					27,000		23.9		53,900		9.3
Net income					18,500		20.2		37,000		0.1
Net income per share (Yen)						128.74				257.48
Cash dividend per share (Yen)						25.00				—

Notes:	1.	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the previous year.
	2.	Special factors that influenced the calculation of the dividend for the year ended March 31, 2006 were 13.4 billion yen. Meanwhile, special factors for the year ended March 31, 2007 were 1.7 billion yen as indicated on page 6. Excluding these special factors, Net income, Net income per share and Dividend payout ratio for the year ended March 31, 2006 and 2007 are as follows:

	For the year ended	For the year ended
	March 31, 2006	March 31, 2007
Net income	27.0 billion yen	35.3 billion yen
Net income per share	187.73 yen	245.41 yen
Dividend payout ratio	30.4%	30.2%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Consolidated net sales by geographic area
	Yen (millions)
	For the year ended		For the year ended		For the year ended
	March 31, 2005		March 31, 2006		March 31, 2007
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	39,379	0.6	41,600	5.6	46,860	12.6
Europe	75,263	13.4	90,504	20.3	124,020	37.0
North America	38,490	(8.0)	47,673	23.9	51,472	8.0
Asia	16,341	14.7	16,993	4.0	19,469	14.6
Other regions	25,264	12.2	32,305	27.9	38,112	18.0
The Middle East and Africa	8,486	33.5	10,921	28.7	13,064	19.6
Central and South America	6,628	11.6	10,530	58.9	12,704	20.6
Oceania	10,150	(0.6)	10,854	6.9	12,344	13.7

Total	194,737	5.8	229,075	17.6	279,933	22.2

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the years presented.

3. Exchange rates
	Yen
	For the year ended	For the year ended	For the year ended	For the year ending
	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008
	(Results)	(Results)	(Results)	(Forecast)
Yen/U.S. Dollar	107.55	113.32	116.97	117
Yen/Euro	135.17	137.83	150.02	155

4. Sales growth in local currency basis (major countries)
For the year ended
March 31, 2007
(Results)
U.S.A.	1.6%
Germany	27.1%
U.K.	15.9%
France	19.7%
China	2.1%
Australia	9.5%

5. Production ratio (unit basis)
	For the year ended	For the year ended	For the year ended
	March 31, 2005	March 31, 2006	March 31, 2007
	(Results)	(Results)	(Results)
Domestic	28.4%	29.4%	27.4%
Overseas	71.6%	70.6%	72.6%

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost
	Yen (millions)
	For the year ended	For the year ended	For the year ended	For the year ending
	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008
	(Results)	(Results)	(Results)	(Forecast)
Capital expenditures	6,655	11,383	12,980	17,700
Depreciation and amortization	5,381	5,922	8,773	8,700
R&D cost	4,446	4,826	5,460	5,800

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language